Exhibit 11(a)

                    Computation of Primary Earnings Per Share

                                                   Three Months Ended
                                           March 31,               March 31,
                                             1996                   1995
                                                      (Unaudited)

    Net income                           $    5,869,000       $      301,000

    Adjustment(1)                                                    (23,000)
                                         --------------       --------------
    Adjusted net income                  $    5,869,000       $      278,000
                                         ==============       ==============

    Average common shares
      outstanding                            27,982,000           29,166,000

    Assumed common stock
      equivalent shares (2)                     115,000              704,000
                                         --------------       --------------
Total weighted average number
    of common and common
    equivalent shares                        28,097,000           29,870,000
                                         ==============       ==============


Earnings per share                               $  .21               $  .01


(1) The adjustment to net income represents goodwill amortization, net of taxes, related to the additional purchase price for National Leisure Group assuming the contingent issuance of common shares of the Company's common stock. The shares are issuable upon the performance of certain earnings hurdles by National Leisure Group.

(2) Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents (common stock issuable upon exercise of stock options) outstanding. In computing earnings per share, the Company utilizes the treasury stock method. This method assumes that stock options, under certain conditions, are exercised and treasury shares are assumed to be purchased from the proceeds using the average market price of the Company's common stock for the period.